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EXHIBIT 4

LETTER TO SHAREHOLDERS

Dear Shareholders:

As you know, the global recession last year had a particularly severe impact on the real estate sector world-wide, and MID was not exempted from the challenges that this presented. Despite this, we are pleased to be able to report that MID continues to enjoy a stable base of income-producing properties that provide a steady cash flow, as well as a blue-chip base of corporate tenants.

Our principal tenant, Magna International, has emerged from a challenging year in the automotive industry, well positioned to expand its global footprint. Magna remains in a strong financial position, with net cash of $1.2 billion, which it believes will allow it to grow its geographic footprint and invest in innovation to drive future business opportunities. This expansion may provide MID greater exposure to a number of rapidly growing economies. Magna is also investing in new technologies and promising new areas of growth, including hybrid and electric vehicles. As a provider of facilities, we hope to be in a position to capitalize on Magna's expansion into these areas.

I am also pleased to report that, during the past year, we made progress with respect to our goal of diversifying our property portfolio and our mix of tenants. We added new clients in the industrial and Information Technology sectors, while also initiating development activities outside our traditional focus within the Magna family of automotive companies. These include Howard County, a mixed-use property development, in Maryland, north of Washington, D.C. that features 800,000-square-feet of office space, 127,000 square-feet of retail space and 1,000 multi-family residential units.

At last year's Annual Meeting, I stated with regard to the bankruptcy proceedings of Magna Entertainment Corp. (MEC), which were initiated in March 2009 and are ongoing, that "we have always believed — and continue to believe — that certain MEC assets have significant upside potential and could fit well into the MID portfolio." I also said that we are "determined to act responsibly in this matter. That means acting strategically, rather than in a short-sighted manner, and it means taking steps that will enhance long-term value for all shareholders, not acting reflexively in ways that might well have the opposite effect."

The steps that we have taken over the past year have reflected this approach. We determined that it was in the best interests of MID to settle a legal challenge initiated by the unsecured creditors of MEC in the context of the bankruptcy proceedings with regard to the validity of our loans and security. This avoided the costs and distractions of protracted litigation and appeals, and cleared the way to focusing solely on extracting best value in respect of our loans. The settlement of the lawsuit required a write-down of some $90.8 million. However, MID will obtain a number of real estate assets with significant long term real estate value and two established profitable technology based companies.

These assets include The Maryland Jockey Club which comprises of 565 acres of land in three major properties well located in the Greater Baltimore Washington area. Pimlico has 116 acres located in the Mount Washington area of Baltimore and is adjacent to the recently expanded Sinai Hospital. Bowie Training Centre is 160 acres situated close to an established residential neighborhood in Bowie, Maryland which is 20 miles from downtown Washington, D.C. and Laurel Park has 287 acres in Anne Arundel County and is adjacent to and shares the same commuter railways station as MID's existing 63 acres mixed-use project currently being developed in Howard County, Maryland. We have also acquired Santa Anita Park (304 acres) and Golden Gate Fields (126 acres) in California, Palm Meadows Thoroughbred Training Centre (304 acres) and Gulfstream Park (250 acres) in Florida. Gulfstream Park includes a 50% interest in a recently-opened retail entertainment complex managed by Forest City Enterprises, the joint venture partner. When completed, the Village at Gulfstream Park development will comprise 750,000 square feet of retail/entertainment space, 120,000 feet of office space, a 2,500 seat cinema, 500 hotel rooms and 1,500 condominium units. AmTote International, the premier supplier of pari-mutuel systems and services in the world and XpressBet, a legal, licensed, U.S. — based account wagering provider that offers pari-mutuel wagering on thoroughbred, harness and quarter horse racing events either online or by telephone. Obtaining all these assets will provide MID highly desirable underlying real estate located in some of the premier urban markets in the United States and significant opportunities with two profitable, technology based companies.

MI Developments Inc.      2009    1

In December, MID sponsored and participated in the 2009 Toronto Real Estate Forum, Canada's largest real estate forum, attended by over 2,100 senior executives from across Canada and the United States. We also had a presence at Construct Canada 2009, Canada's largest annual exhibition and conference with over 24,000 construction industry practitioners attending. We will continue to create a higher profile for MID with potential business partners, as we seek new opportunities for growth in broader markets.

As I also said at last year's Annual Meeting, "we — and I personally — are firmly and fundamentally committed to the values of transparency, consultation, integrity and fairness in dealing with all matters." I believe that you will agree that all our actions over the past year fully reflect, and give effect to, this commitment and these values.

In closing, we wish to thank all our shareholders for their continued support during an unusually turbulent year. We look forward in the year ahead to achieving closure on a number of issues and further intensifying our focus on growing our business.

DENNIS MILLS
Vice-Chairman and Chief Executive Officer

2    MI Developments Inc.      2009

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